                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13D
                                (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        QUICKTURN DESIGN SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Series of Securities)

                                   74838E102
--------------------------------------------------------------------------------
                                (CUSIP number)

                             R.L. Smith McKeithen
             Senior Vice President, General Counsel and Secretary
                         Cadence Design Systems, Inc.
                         2655 Seely Avenue, Building 5
                          San Jose, California 95134
                                (408) 943-1234
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:
                                Kenneth R. Lamb
                              Gregory J. Conklin
                          Gibson, Dunn & Crutcher LLP
                       One Montgomery Street, 26th Floor
                        San Francisco, California 94104
                                (415) 393-8200

                               December 8, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 74838E102                   13D                 Page  2  of  8  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Cadence Design Systems, Inc.
     77-0148231
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With                      3,619,100
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  3,619,100
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,619,100
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Series Represented by Amount in Row (11)

     19.99%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares"), of Quickturn Design Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 55 West Trimble Road, San Jose, California 95131.

         The responses to each item of this Schedule 13D are qualified in their entirety by the provisions of the Exhibits hereto.

ITEM 2 - IDENTITY AND BACKGROUND

         a) This statement is filed on behalf of Cadence Design Systems, Inc., a Delaware corporation (the "Reporting Person").

         b) The address of the principal office for the Reporting Person is Cadence Design Systems, Inc., 2655 Seely Avenue, Building 5, San Jose, California 95134. The principal business of the Reporting Person is the development, manufacture and sale of electronic design automation software technology and provision of professional services in connection therewith.

         c) The name; residence or business address; present principal occupation or employment of each of the executive officers and directors of the Reporting Person; and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth on Schedule I hereto.

         d) & e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) The Reporting Person is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of the Reporting Person are citizens of the United States except for Dr. Sangiovanni-Vincentelli, who is a citizen of The Republic of Italy.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The irrevocable option (the "Option") to purchase 3,619,100 shares (the "Option Shares") representing approximately 19.99% of the outstanding shares of common stock of the Issuer (without giving effect to shares subject to the Option) is exercisable upon the terms and subject to the conditions set forth in the Stock Option Agreement, dated as of December 8, 1998, between the Issuer and the Reporting Person (the "Option Agreement"), a copy of which is attached hereto as Exhibit 1 and hereby expressly incorporated herein by reference. The price at which the Option may be exercised is $14.00 per share (subject to adjustment under certain circumstances). Although no final decision has been made, it is presently intended that the Reporting Person will obtain all of the funds to purchase the Option Shares from internally generated funds.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 8, 1998, the Issuer, the Reporting Person and CDSI Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Reporting Person ("Acquisition"), entered into an Agreement and Plan of Merger (the "Plan of Merger"), a copy of which is attached hereto as Exhibit 2 and hereby expressly incorporated herein by reference, pursuant to which (upon satisfaction or waiver of certain conditions) Acquisition will be merged with and into the Issuer (the "Merger") and the Issuer will become the surviving corporation and a wholly-owned subsidiary of the Reporting Person. The Plan of Merger also provides that, at the election of the parties, the Merger may be structured so that the Issuer may be merged with and into Acquisition with the result that Acquisition will become the surviving corporation. Each of the Issuer's shares of common stock (excluding any in treasury or held by the Reporting Person or any of its subsidiaries) issued and outstanding (together with the associated preferred share purchase rights issued under the Issuer's Preferred Shares Rights Agreement, dated as of January 10, 1996, between the Issuer and BankBoston, N.A., as rights agent, as amended) will be converted into shares of common stock of the Reporting Person (with the appropriate number of the Reporting Person's preferred stock purchase rights as provided in the Reporting Person's Rights Agreement, dated as of February 9, 1996, between the Reporting Person and Harris Trust and Savings Bank, as rights agent, whether or not such rights shall still be attached to such shares). Immediately following execution of the Plan of Merger, the Issuer and the Reporting Person entered into the Option Agreement.

         The Option is exercisable only upon the occurrence of certain events, including, without limitation: (1) a recommendation by the Issuer's Board of Directors to its stockholders of a Superior Proposal (as defined in the Plan of Merger), (2) the withdrawal by the Issuer's Board of Directors of its approval of the Merger, (3) the failure of the Issuer to use all reasonable efforts to convene a stockholders' meeting to vote on the Merger,
(4) in certain circumstances, the failure to obtain stockholder approval after a duly convened meeting, or (5) following termination of the Plan of Merger for certain specified reasons, an agreement between the Issuer and a third party relating to certain business combinations with a third party or a third party's acquisition of certain assets of the Issuer. In addition, under certain circumstances, including any person's acquisition of thirty percent (30%) or more of the Issuer's outstanding common stock or a written definitive agreement between the Issuer and a third party for certain business combinations prior to the expiration date of the Option, the Reporting Person may require the Issuer to cancel the option and pay a cancellation amount. In some instances, the Issuer may require the Reporting Person to sell to the Issuer any shares of Issuer common stock received by the Reporting Person upon exercise of the Option. The Reporting Person is limited in the total payments it may receive in connection with its exercise of the Option to $14.075 million, minus any amounts it receives as liquidated damages (other than for expense reimbursements) upon termination of the Plan of Merger. The Reporting Person does not know of any event that has occurred as of the date hereof that would allow the Reporting Person to exercise its Option.

         The Option Agreement is intended to increase the likelihood that the transactions contemplated by the Plan of Merger will be consummated in accordance with its terms, and may discourage persons from proposing a competing offer to acquire the Issuer. The existence of the Option Agreement could significantly increase the cost to a potential acquiror of acquiring the Issuer, compared to its cost had the Issuer not entered into the Option Agreement.

         The Option Agreement will expire upon the earlier of (i) the Effective Time of the Merger (as defined in the Plan of Merger) and (ii) upon the twelve (12) month anniversary of the termination of the Plan of Merger in accordance with the terms thereof.

         Upon consummation of the transactions contemplated by the Plan of Merger, the Issuer's shares of common stock will cease to be authorized to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person is the beneficial owner of 3,619,100 shares of the Issuer's outstanding common stock, or 19.99% of the shares outstanding, assuming exercise of the Option. The percentage of shares outstanding as beneficially owned by the Reporting Person on the date hereof is based upon 18,095,580 shares outstanding as of November 30, 1998 (as represented by the Issuer in the Plan of Merger) and assuming exercise of the Option.

         Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule I beneficially owns any shares of the Issuer's outstanding common stock.

         Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


           EXHIBIT                             DESCRIPTION

             1* Stock Option Agreement, dated as of December 8, 1998, between Cadence Design Systems, Inc. and Quickturn
                           Design Systems, Inc.

             2**           Agreement and Plan of Merger, dated as of December 8,
                           1998, by and among Cadence Design Systems, Inc., CDSI
                           Acquisition, Inc. and Quickturn Design Systems, Inc.
                           with all Exhibits thereto.


----------------
* Incorporated herein by reference to Exhibit 2.2 to the Report on Form 8-K of Cadence Design Systems, Inc. filed December 10, 1998.
** Incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K of Cadence Design Systems, Inc. filed December 10, 1998.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CADENCE DESIGN SYSTEMS, INC.

Dated: December 18, 1998

                                   By: /s/ R.L. Smith McKeithen
                                       -----------------------------------------
                                                 R.L. Smith McKeithen
                                       Senior Vice President and General Counsel

                                  SCHEDULE I

             EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CADENCE


      NAME                        PRINCIPAL OCCUPATION OR EMPLOYMENT
      ----                        ----------------------------------
John R. Harding         President, Chief Executive Officer and Director

H. Raymond Bingham      Executive Vice President and Chief Financial Officer

John F. Olsen           Executive Vice President, Worldwide Sales and Marketing

Shane V. Robinson       Executive Vice President, Engineering

K.C. Murphy             Executive Vice President, Strategic Business Group and
                        Corporate Strategic Planning

R.L. Smith McKeithen    Senior Vice President, General Counsel and Secretary

William Porter          Vice President, Controller and Assistant Secretary


All individuals named in the above table are employed at Cadence Design Systems, Inc., 2655 Seely Avenue, Building 5, San Jose, California 95134


                       NON-EMPLOYEE DIRECTORS OF CADENCE


                                                                NAME AND ADDRESS OF CORPORATION OR
         NAME                 PRINCIPAL OCCUPATION                         EMPLOYMENT/
         ----                 --------------------             OTHER ORGANIZATION IN WHICH EMPLOYED
                                                               ------------------------------------
Carol Bartz               Chairman and Chief Executive                    Autodesk, Inc.
                                    Officer                            111 McInnis Parkway
                                                                      San Rafael, CA 94903

Dr. Leonard Y.W. Liu       Chairman, Chief Executive             Walker Interactive Systems, Inc.
                             Officer and President                  Marathon Plaza Three North
                                                                         303 Second Street
                                                                      San Francisco, CA 94107

Donald L. Lucas             Private Venture Capital                     Sand Hill Financial
                                   Investor                             3000 Sand Hill Road
                                                                      Building. 3, Suite 210
                                                                       Menlo Park, CA 94025

Dr. Alberto Sangiovanni-    Professor of Electrical                  University of California
Vincentelli                 Engineering and Computer                       520 Cory Hall
                                    Sciences                             Berkeley, CA 94720

George M. Scalise                  President                    Semiconductor Industry Association
                                                                    181 Metro Drive, Suite 450
                                                                        San Jose, CA 95110

Dr. John B. Shoven             Charles R. Schwab                       Stanford University
                             Professor of Economics                        30 Alta Road
                                                                       Stanford, CA 94305


                                 EXHIBIT INDEX


           EXHIBIT                             DESCRIPTION

             1* Stock Option Agreement, dated as of December 8, 1998, between Cadence Design Systems, Inc. and Quickturn
                           Design Systems, Inc.

             2**           Agreement and Plan of Merger, dated as of December 8,
                           1998, by and among Cadence Design Systems, Inc., CDSI
                           Acquisition, Inc. and Quickturn Design Systems, Inc.
                           with all Exhibits thereto.


----------------
* Incorporated herein by reference to Exhibit 2.2 to the Report on Form 8-K of Cadence Design Systems, Inc. filed December 10, 1998.

** Incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K of Cadence Design Systems, Inc. filed December 10, 1998.